THIS SERIES 2013 NOTE HAS NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED

Note Amount	**Date of Note**	**Maturity Date**
$20,000,000	**November 26, 2013**	**October 1, 2020**

FOR VALUE RECEIVED, URANERZ ENERGY CORPORATION, a Nevada corporation (the "Borrower"), for value received, promises to pay to the order of **JOHNSON COUNTY, WYOMING** (the "Issuer"), or registered assigns, the principal sum of **TWENTY MILLION DOLLARS ($20,000,000)**, or so much thereof as remains unpaid from time to time (the "Principal Balance"), together with interest thereon from the date hereof (computed on the basis of a 360-day year of twelve 30-day months), at an annual fixed rate of five and three-quarters percent (5.75%). Interest only on this Note shall be paid in arrears in quarterly installments not later than the first Business Day of January 2014, April 2014, July 2014 and October 2014. Thereafter, principal and interest on this Note shall be fully amortized over six (6) years and paid in quarterly installments not later than the first Business Day of each January, April, July and October, commencing January 1, 2015 through October 1, 2020, or such earlier date as the Principal Balance hereof with interest thereon shall have been paid in full.

This Note has been executed and delivered by the Borrower pursuant to that certain Financing Agreement dated as of November 26, 2013 (the "Financing Agreement"), by and between the Issuer and the Borrower and assigned and endorsed by the Issuer to UMB BANK, n.a., as trustee (the "Trustee") under an Indenture of Trust defined below. Terms used but not defined herein shall have the meanings ascribed to such terms in the Financing Agreement and the Indenture of Trust.

Under the Financing Agreement, the Issuer has loaned to the Borrower the proceeds received from the sale of its $20,000,000 Johnson County, Wyoming, Taxable Industrial Development Revenue Bond (Uranerz Energy Corporation Project), Series 2013, dated as of the date of delivery thereof (the "Bond"), to be applied by the Borrower to pay the cost of a Project as defined in the Financing Agreement. The Borrower has agreed to repay such Loan by making Loan Payments (as defined in the Financing Agreement) at the times and in the amounts set forth in this Note. The Bond has been issued, concurrently with the execution and delivery of this Note, pursuant to Title 15, Chapter 1, Article 7, Wyo. Stat. and a Resolution passed and adopted by the Board of County Commissioners of the Issuer on November 12, 2013, and is secured by an Indenture of Trust dated as of November 26, 2013 (the "Indenture"), by and between the Issuer and the Trustee. The Bond has been additionally secured by a Mortgage, Assignment of Revenues, Security Agreement, Fixture Filing and Financing Statement dated as of November 26, 2013 (the "Mortgage"), executed and delivered by the Borrower, as grantor and debtor, to the Trustee, as beneficiary and secured party, and an Assignment of Product Sales Contracts and Processing Agreement dated as of November 26, 2013 (the "Assignment"), by the Borrower to the Trustee.

To provide funds to pay the interest on and principal of the Bond as and when due, the Borrower hereby agrees to and shall make Loan Payments as follows: Interest only on this Note shall be paid in quarterly installments not later than the first Business Day of January 2014, April 2014, July 2014 and October 2014. Thereafter, principal and interest on this Note shall be fully amortized over six (6) years and paid in quarterly installments not later than the first Business Day of each January, April, July and October, commencing January 1, 2015 through October 1, 2020 (the "Maturity Date"), or such earlier date as the Principal Balance thereof with interest thereon shall have been paid in full. Payments shall be applied first to interest due on the Principal Balance and thereafter to reduction of the Principal Balance. In addition, to provide funds to pay the interest on

and principal of the Bond as and when due at any other time, the Borrower hereby agrees to and shall make Loan Payments on any other date on which any interest on and principal of the Bond shall be due and payable, whether upon acceleration, call for redemption or otherwise.

If payment or provision for payment in accordance with the Indenture is made in respect of the interest on and principal of the Bond from moneys other than Loan Payments, this Note shall be deemed paid to the extent such payments or provision for payment of interest on and principal of the Bond have been made. The Borrower shall receive a credit against its obligation to make Loan Payments hereunder to the extent of the moneys delivered to the Trustee for the payment of interest on and principal of the Bond and any other amounts on deposit in the Debt Service Fund and available to pay interest on and principal of the Bond pursuant to the Indenture. Subject to the foregoing, all Loan Payments shall be in the full amount required hereunder.

All Loan Payments shall be payable in lawful money of the United States of America, in immediately available funds, and shall be made to the Trustee at its designated corporate trust office for the account of the Issuer, deposited in the Debt Service Fund and used as provided in the Indenture.

The obligation of the Borrower to make the payments required hereunder shall be absolute and unconditional and the Borrower shall make such payments without abatement, diminution or deduction regardless of any cause or circumstances whatsoever including, without limitation, any defense, set-off, recoupment or counterclaim which the Borrower may have or assert against the Issuer, the Trustee or any other person.

This Note is subject to optional redemption and special redemption upon certain events of casualty and condemnation, in whole or in part, upon the terms and conditions set forth in the Financing Agreement. Any optional, special or mandatory prepayment is also subject to satisfaction of any applicable notice, deposit or other requirements set forth in the Financing Agreement or the Indenture.

Whenever an Event of Default under Section 9.01 of the Financing Agreement shall have occurred, the unpaid Principal Balance of and accrued interest on this Note may be declared or may become due and payable as provided in Section 9.02 of the Financing Agreement; provided that any annulment of a declaration of acceleration with respect to the Bond under the Indenture shall also constitute an annulment of any corresponding declaration with respect to this Note.

The Borrower hereby waives presentment for payment, demand, protest, notice of protest, notice of dishonor and all defenses on the grounds of extension of time for the payment hereof which may be given (other than in writing) by the Trustee.

The Borrower hereby certifies that all conditions, acts and things required to exist, happen and be performed precedent to and in the issuance of this Note, exist, have happened and have been performed, and that the issuance of this Note has been duly authorized by the Borrower.

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IN WITNESS WHEREOF, the Borrower has executed this Note as of the date first above written.

URANERZ ENERGY CORPORATION

By: Glenn Catchpole
Name: Glenn Catchpole
Title: President and Chief Executive Officer

ENDORSEMENT AND ASSIGNMENT

FOR VALUE RECEIVED, the undersigned, on behalf of Johnson County, Wyoming (the "Issuer"), hereby endorses and sells, assigns and transfers unto UMB BANK, n.a., as Trustee under the Indenture of Trust dated as of November 26, 2013, by and between said Trustee and the Issuer, the within Note and all rights thereunder, and hereby constitutes and appoints said Trustee to transfer the within Note on the books kept for registration thereof, with full power of substitution in the premises.

IN WITNESS WHEREOF, the undersigned have set their hands as of the 26th day of November, 2013.

JOHNSON COUNTY, WYOMING

By: Robert Eitel
Chairman, Board of County Commissioners

Attest:
Vicki Edelman
County Clerk